SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13D
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                          KOLL REAL ESTATE GROUP, INC.
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                   50043410 5
                                 (CUSIP Number)

                       Asher B. Edelman, 717 Fifth Avenue
               New York, New York 10022, Telephone: (212) 371-7711
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 2, 1997
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 50043410 5

CUSIP No. 50043410 5                 13D


Item 1.  Security and Issuer.
- ---------------------------------

         Item 1 is hereby restated as follows:

     This amended statement on Schedule 13D relates to the Class A Common Stock, par value $.05 per share (the 'Pre-Exchange Common Stock') of Koll Real Estate Group, Inc., a Delaware corporation (the 'Company'). The address of the principal executive offices of the company is 4343 Von Karman Avenue, Newport Beach, California 92660. The Reporting Persons (filing as a group), while owning none of the Pre-Exchange Common Stock, were owners of shares of the Company's Series A Convertible Redeemable Preferred Stock (the 'Preferred Stock') prior to the exchange described below. The Preferred Stock is generally non-voting stock which, prior to the exchange described below, was convertible on a share-for-share basis into shares of the Pre-Exchange Common Stock at the election of the holder. Effective September 2, 1997, the Company exchanged approximately $210 million of outstanding debentures and non-contingent claims for newly issued common stock (the 'New Common Stock') pursuant to a prepackaged plan of reorganization filed by the Company on July 14, 1997, and confirmed by the United States Bankruptcy Court for the District of Delaware on August 19, 1997. The approximate outstanding 48,938,507 shares of Pre-Exchange Common Stock and 38,886,590 shares of Preferred Stock were exchanged, pursuant to the prepackaged plan, for approximately 11,800,000 shares of New Common Stock. This exchange included the Preferred Stock of the Reporting Persons.

Item 2.  Identity and Background.
- ----------------------------------------

         Item 2 is hereby restated as follows:

     (a) This statement is filed as a joint statement pursuant to Rule 13d-1(f)(1) by (i) Edelman Value Partners, L.P., a Delaware limited partnership ("Edelman Value Partners") with respect to the shares owned by it (ii) Edelman Value Fund, Ltd., a British Virgin Islands corporation, ('Edelman Value Fund') with respect to the shares owned by it, (iii) A.B. Edelman Management Company, Inc., a New York corporation ('Edelman Management') as the sole general partner for Edelman Value Partners, with respect to the shares owned by Edelman Value Partners and (iv) Asher B. Edelman because of his position as Investment Manager for Edelman Value Fund and because of his position as President and sole Director of Edelman Management (collectively, the 'Reporting Persons').

     The sole general partner of Edelman Value Partners is Edelman Management. Edelman Value Fund's sole officer and director is Bayard Corporate Services [BVI] Ltd. And the business address of its sole officer and director is Residence Center, 1A Rue Du St. Espirit L-1475 Luxembourg, Luxembourg. The names of the director and executive officers of Edelman Management are set forth in Schedule A hereto.

     (b) The address of the principal business and principal office of each of Edelman Management, and Edelman Value Partners is 717 Fifth Avenue, New York, New York 10022. The principal business address of Edelman Value Fund is the Creque Building, P.O. Box 116, Road Town, Tortola, B.V.I. Asher B. Edelman maintains business offices in conjunction with the foregoing entities.


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CUSIP No. 50043410 5                   13D

     (c) The principal business of Edelman Value Partners is that of an investment partnership. The principal business of Edelman Value Fund is that of an investment fund. The principal business of Edelman Management is that of an investment manager. The principal occupations of Mr. Edelman and the remaining executive officers of Edelman Management are set forth in Schedule A hereto.

     (d) None of the persons referred to in paragraph (a) above has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons referred to in paragraph (a) above has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

     (f) Asher B. Edelman is a citizen of the United States. All other natural persons referred to above or in the Schedules attached hereto are citizens of the United States except as noted in such Schedules.

Item 4.  Purposes of the Transaction.

         Item 4 is hereby amended and restated as follows:

     The Reporting Persons originally acquired the Preferred Stock shares indicated with the view toward and expectation of realizing a profit upon the investment because, in their opinion, such shares were undervalued by the market. On July 14, 1997, the company filed a Prepackage Plan of Reorganization which was confirmed by the U.S. Bankruptcy Court for the District of Delaware on August 19, 1997. Under the Plan of Reorganization, holders of the Company's Series A Preferred Stock were to exchange their shares into one and three-quarter (1.75) shares of New Common Stock. On September 2, 1997, the Reporting Persons exchanged their Preferred Stock in accordance with the Plan of Reorganization.


Item 5.  Interest in Securities of the Issuer.
- --------------------------------------------------
         Items 5(a) (b) and (c) are hereby amended and restated as follows:

     (a) The aggregate percentage of the outstanding shares of New Common Stock reported owned by each person referred to herein is based upon approximately 11,800,000 shares of New Common Stock outstanding as of the September 2, 1997 Exchange, based upon information received from the Company and as reported on the Company's recently filed 8K.

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CUSIP NO. 50043410 5                13D

                           As of the close of business on September 2, 1997:

     (i) Edelman Management owns no shares of New Common Stock. As sole general partner of Edelman Value Partners, Edelman Management may be deemed, by the provisions of Rule 13d-3, to be the beneficial owner of the 25,418 shares of New Common Stock owned by Edelman Value Partners after the Exchange. Such shares constitute approximately 0.2% of the New Common Stock outstanding.

     (ii) Edelman Value Partners owns 25,418 shares of New Common Stock after the Exchange which constitute approximately 0.2% of the New Common Stock outstanding.

     (iii)  Edelman  Value Fund owns 58,149 shares of New Common Stock after the
Exchange  which   constitute   approximately   0.5%  of  the  New  Common  Stock
outstanding.

     (iv) Asher B. Edelman owns no shares of New Common Stock. As the President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners, and as the Investment Manager of Edelman Value Fund, Asher B. Edelman may be deemed, by the provisions of Rule 13d-3, to be the beneficial owner of the 25,418 shares of New Common Stock owned by Edelman Value Partners and the 58,149 shares of New Common Stock owned by Edelman Value Fund. Such shares constitute 0.7% of the New Common Stock outstanding.

     (b) Edelman Value Partners has the sole power to vote and dispose of the shares owned by it, which power is exercisable by Mr. Edelman, as President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners.

     Edelman Value Fund has the sole power to vote and dispose of the shares owned by it, which power is exercisable by Mr. Edelman, as Investment Manager.

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CUSIP No. 50043410 5                 13D
                                    SIGNATURE


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   September 5, 1997


                               /S/_________________________________________
                               ASHER B. EDELMAN
                               Asher B.Edelman,  individually  and  as
                               attorney-in-fact for each of Edelman Value Partners, Edelman Value Fund, Ltd., and
                               A. B. Edelman Management Company,  Inc.
                               under powers of attorney

                                   SCHEDULE A

                       Director and Executive Officers of
                      A. B. Edelman Management Company Inc.


                                                          Present
        Name             Business Address          Principal Occupation


Asher B. Edelman       Refer to Item 2(b)     General Partner, Asco Partners,
                                              a general partner of Edelman
                                              Securities Company General
                                              Partner, Plaza Securities Company
                                              (investment partnership);
                                              Chairman of the Board and Chief
                                              Executive Officer, Datapoint
                                              Corporation (telecommunication
                                              company); Investment Manager,
                                              Edelman Value Fund, Ltd.,
                                              (investment entity) Chairman of
                                              the Board, Canal Capital
                                              Corporation (art
                                              and real estate investment)


Additional Executive Officers:


Irving Garfinkel       717 Fifth Avenue       General Partner, Asco Partners,
                       New York, NY 10022     a general partner of Edelman
                                              Securities Company
                                              (broker-dealer); General  Partner
                                              and Controller, Plaza  Securities
                                              Company (investment partnership)

Gerald N. Agranoff     717 Fifth Avenue       General Partner, Asco Partners,
                       New York, NY 10022     a general partner of  Edelman
                                              Securities Company
                                              (broker-dealer); General Partner
                                              and Counsel,  Plaza   Securities
                                              Company (investment partnership)



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